FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date May 24, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE: May 23, 2006

NEWS RELEASE NR 06-09

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Investor Relations,

Chevonne Miller, Breakthrough Financial Marketing

Inc. at 1-403-269-7676 or 1-866-269-7676  miller@breakthrough.ab.ca

Tyler announces results for 10 additional drill holes, including 1.55% copper, 18.9 g/t silver and 0.45% zinc over 21.34 meters and 1.66% copper, 0.25 g/t gold, 13.3 g/t silver and 0.49% zinc over 12.25 meters in Main Zone.

Tyler Resources Inc. is pleased to announce assay results for 5 diamond drill holes and 5 RC (“Reverse Circulation”) holes  for its Bahuerachi project, Mexico.

Drill holes BAH-68 and RC #25 to 29 took place within the Main Zone and tested zones of mineralization where further data was required in preparation for modeling purposes in the upcoming resource estimate study.  All of these holes intercepted their intended targets, except for RC 27 and 28 which stopped in fractured marble due to unstable ground conditions and therefore did not test their high grade skarn target at depth.

Drill holes BAH-66, 70, 71 and 73 were part of a grid drilling program to test for zones of mineralization  in the southern porphyry lobe (Goat Zone, see map).  All the drill holes encountered weak to moderate copper, molybdenum, and silver mineralization   confirming that the southern porphyry lobe   has potential to host near surface, bulk tonnage copper-molybdenum-silver targets that could add value to Main Zone Porphyry-skarn system currently being tested.

Results are presented in the following tables and discussed below.  Sections for all Main Zone drill holes as reported will be updated shortly and posted with the news release on our website at www.tylerresources.com.  Drill hole collar locations are shown on the attached drill plan map.

Main Zone drilling (core/RC drilling).

Significant intervals for drill holes RC 25, 26, 27, 28, 29 and DDH BAH-68

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
RC#25	0	88.41	88.41	0.67	0.06	10.7	0.26	0.005	Marble, skarn, minor porphyry
Including	65.55	86.89	21.34	1.55	0.08	18.9	0.45	0.01	Skarn
RC #26	0	99.09	99.09	0.58	0.03	6.8	0.22	0.01	Marble, skarn, minor porphyry
including	45.73	57.93	12.2	1.45	0.07	13.9	0.88	0.009	Skarn
RC#27									Failed to reach target
RC#28									Failed to reach target
RC#29	24.32	34.96	10.64	1.23	0.16	20.9	0.62	trace	Skarn
and	85.12	95.76	10.64	0.40	0.04	11.1	trace	trace	Skarn/sediments

BAH-68	154.75	227	56.20*	0.66	0.11	6.9	0.14	0.03	Skarn/minor QFP
including	191.75	204	12.25	1.66	0.25	13.3	0.49	0.001	Skarn

*Excludes 16.05 meters of unmineralized dyke.

News Release – May 23, 2006

RC holes #25 and 26 were drilled from a single pad at -60 and -45 degree angles to the east respectively.  Both holes were drilled on section 345N to test shallow high grade skarn on the east side of the section. The intervals reported are interpreted true widths.

RC holes #27 and 28 were drilled from a single pad to infill test near-surface high grade skarn on section 225N.  Both holes were lost in highly fractured and brecciated marble before reaching the skarn target, however drill hole RC 28 showed increased metal values in the last 16.72 meters of the hole before it had to be abandoned (124.64 meters to 141.36 meters totaled 16.72 meters grading 0.32% copper, 0.03 g/t gold, 5.5 g/t silver and 0.17% zinc).

RC hole #29 was drilled at a -50 angle to the east and tested shallow skarn mineralization.

Drill hole BAH-68 was a core hole drilled at an angle of -80 to the east and designed to test and define the dip of the west dipping fault bounding the mineralized system to the west on section 3 NE, as well as test for oxide and skarn mineralization on the edge of the porphyry complex.  The fault was intercepted at a depth of approximately 150 meters, and skarn mineralization with minor mineralized porphyry was intercepted from 154.75 meters to the end of the drill hole at 225 meters.  A small post mineralized intrusion was present cutting the mineralized skarn interval from 175.70 to 191.75 meters.  Interpreted true width are 90% of quoted intervals for these sections.

Results from drilling to date continue to confirm that the porphyry complex and related skarn system carries mineralization with open pit style potential on sections tested.  Drilling in the Main Zone now continues to the north, towards the north porphyry lobe.  Results for completed drill holes #67, 69, 75, 76, 77, 79 and RC holes 30, 31, 32, 33, 34, 35 are currently outstanding.  Drilling is continuing with RC#36 and diamond drill holes 78 and 81.

Southern Porphyry/Goat Zone

Results for 4 additional diamond drill holes totaling 1,024 meters have now been received from a wide grid of first pass drilling in the southern lobe of porphyry called the Goat Zone. These holes tested a band on the eastern margin of a wide porphyry lobe over approximately 400 meters of strike length.  All drill holes have encountered variably mineralized porphyry with local spot values as high as 1.35% copper (DDH-66) and locally high molybdenum (to 0.16%, DDH-73) within wider, low grade intervals as quoted below.

Significant intervals for drill holes DDH-BAH 66, 70, 71 and 73 (Goat Zone).

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-66	16	27.25	11.25	0.34	0.01	5.9	-	0.008	Porphyry
and	59	76.9	17.9	0.17	trace	1.5	-	0.004	Porphyry
and	105	167.3	62.3	0.17	trace	2.2	-	0.021	Porphyry
including	105	129	24	0.34	trace	4.1	-	0.022	Porphyry
BAH-70	25.2	65	39.8	0.36	0.03	2.7	-	0.007	Porphyry
and	81.8	114	32.2	0.25	trace	2.8	-	0.006	Porphyry
and	123.1	137	13.9	0.37	0.01	3.9	-	0.023	Porphyry
BAH-71	2.3	63.5	61.2*	0.20	trace	3.1	-	trace	Porphyry
and	100	121.6	21.6	0.20	trace	2.7	-	trace	Porphyry
and	150.5	193	42.5	0.23	trace	3.0	-	0.015	Porphyry
BAH-73	6	20	14	0.15	trace	3.4	-	0.005	Porphyry
and	131	161	30	0.14	trace	2.5	-	0.026	Porphyry

*Interval includes 11 meters of post mineral dykes.

**True widths are generally interpreted to be between 50 to 70% of quoted intervals depending on drill hole angles.

News Release – May 23, 2006

First pass testing of the southern porphyry lobe in the Goat Zone has demonstrated the presence of widespread copper, silver and molybdenum mineralization.  Mineralization at the Goat Zone is lower grade than in other porphyry bodies being tested to the north, however, the widespread nature of mineralization and generally higher molybdenum grades suggests potential for a low grade, bulk tonnage type resource that could be accretive in value to the one currently being developed in the Main Zone.  Management is encouraged at these early stage results that continue to highlight the large extent of mineralization within the Main Zone porphyry systems. Results for drill hole #72 of the Goat Zone first pass testing remain outstanding at this time.

Drilling Update

A total of 3,816  meters were drilled in April of this year (2,681 meters core and 1,135 meters RC), continuing to advance the program at a rapid pace.

North Skarn Drilling

The first two drill holes in the North Skarn target have been completed and sent to the laboratory for assay.  Drilling is continuing on this target with drill hole #82, the third planned hole of a minimum of 5 drill holes for a minimum combined 1,000 meters of drilling at the North Skarn Target.

Other

The Company is pleased to report that it has found a suitable contractor and geological modeler for its upcoming resource estimate study.  Data compilation and modeling are expected to begin shortly, pending finalization of the contracts with the independent contractors who will be responsible for carrying out Tyler’s first independent resource estimate based on its ongoing drilling program at Bahuerachi.

In accordance with the requirements of the tax ruling received by CDG Investments Inc. pursuant to its recent reorganization, CDG tendered a total of 400,000 Warrants at a price of $1.75 back to Tyler for immediate cancellation.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The company is well financed and is in the early part of a 35,000 meter combined diamond and reverse circulation drilling program currently scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, B.Sc., M.Sc Geology and Cornell McDowell, B.Sc Geology, consultants to the Company.

 “Jean Pierre Jutras”

Jean Pierre Jutras, President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”,“projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

click on map to enlarge

TYLER RESOURCES INC.
BAHUERACHI PROJECT, MEXICO
Sketch Geology, Sections and Drill Hole Locations NR # 06-09

Expanded Claim block (Bahuerachi 5)
DDH-BAH 74
NORTH SKARN ZONE
DDH-BAH 82
DDH-BAH 81
NORTH
Colome Skarn Trend
North Porphyry
DDH-BAH 63
DDH-BAH 59
DDH-BAH 77, 78
DDH-BAH 67
DDH-BAH 79, 81
D-49
D-62
D-39
D 60
D-53/40
D-41
D-57
DDH-BAH 69
DDH-BAH 76
DDH-BAH 68
D 58/61
D 52/55
D-44
D-56
50
D-54
DDH-BAH 75
46
64
Rc 19
Rc 20-21
Rc 24
D-45
65
DDH-47/48
Rc22-23
Rc25-26
Rc29
Rc27-28
Rc30
Rc36
Rc31
Rc32-33
Rc34-35
Los Alisos epithermal Au-Ag (Zn)
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
South/Goat Porphyry
D-51
DDH-BAH 73
DDH-BAH 72 (outstanding)
DDH-BAH 71
DDH-BAH 70
DDH-BAH 66
Scale
Expanded Claim block (Bahuerachi 4)
0
1,000 m
2,000 meters
2 Km
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas